Exhibit 12.1

Blackstone Mortgage Trust, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Years ended December 31,					Six Months Ended June 30,
	2011	2012	2013	2014	2015	2016
Fixed Charges

Interest expense, including amortization	$96,974	$38,138	$18,017	$69,143	$152,416	$94,446
Interest capitalized	—	—	—	—	—	—
Interest within rental expense	—	—	—	—	—	—
Preferred security dividend requirements in consolidated subsidiaries	—	—	—	—	—	—

Total fixed charges	$96,974	$38,138	$18,017	$69,143	$152,416	$94,446

Earnings

Pre-tax income (loss) from continuing operations before equity investees	$250,985	$280,606	$26,419	$72,976	$200,591	$126,603
Add:

Fixed charges, including amortization	96,974	38,138	18,017	69,143	152,416	94,446
Distributed income of equity investees	1,898	1,933	8,795	17,867	5,007	6,837
Income from equity investees arising from guarantees	—	—	—	—	—	—
Less:

Interest capitalized	—	—	—	—	—	—
Preferred security dividend requirements in consolidated subsidiaries	—	—	—	—	—	—
The non-controlling interest in pre-tax subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Earnings	$349,857	$320,677	$53,231	$159,986	$358,014	$227,886

Ratio of Earnings to Fixed Charges	3.61x	8.41x	2.95x	2.31x	2.35x	2.41x